SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 07, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 7, 2008

TAM and LAN Peru Begin Shared Flights

Agreement Reinforces the Existing Partnership Between TAM and the LAN Alliance

São Paulo, January 7, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) and LAN Peru have begun their operational codeshare agreement. The partnership allows TAM to sell flights operated by LAN Peru between São Paulo and Lima, with the possibility of connections to the cities of Arequipa and Cuzco. In return, LAN Peru will offer multiple flight options to various Brazilian state capitals and cities served by TAM.

TAM has already been operating shared flights with LAN Airlines (Chile) since November 2007, offering passengers the option of flights to 14 cities within Chile, such as Antofagasta, Calama, Concepcion, Iquique, La Serena, Puerto Montt, Punta Arenas and Valdivia. LAN clients have flights operated by TAM to 12 Brazilian cities at their disposal, among which are Rio de Janeiro, Salvador, Porto Alegre, Belo Horizonte, Florianopolis, Brasilia, Recife, Manaus and Porto Seguro.

“The agreement between TAM and LAN Peru reinforces the services synergy that we are developing with the LAN Group in South America, stimulating passenger traffic in the continent. We want to extend this partnership to other markets in the future, always offering more comfort to our clients”, said Paulo Castello Branco, TAM’s Planning and Alliances vice-president.

One of the passenger benefits of the commercial alliance between TAM and LAN is that journeys will be made with one ticket from start to finish, and clients will check in their baggage through to their final destination.

The agreement signed between the two companies will soon allow other cities in Peru to be included in the partnership. TAM will announce the new destinations as soon as they are available on the airline's sales system.

The operation of shared flights is part of the agreement signed in 2007 between TAM and the LAN Alliance - made up of LAN Airlines, LAN Peru, LAN Argentina and LAN Ecuador - with the objective of developing partnerships on routes operated by the companies in South America, increasing passenger options to fly to numerous destinations on the continent.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About LAN:
LAN Airlines is one of Latin America's leading airlines. The LAN Alliance is made up of LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 15 destinations in Chile, 12 in Peru, 10 in Argentina, two in Ecuador, 15 in other Latin American countries and the Caribbean, three in the United States, two in Europe and four in the South Pacific, as well as 52 additional international destinations through several codeshare agreements. Currently, the LAN Alliance operates 68 passenger aircraft and 10 dedicated freight aircraft. LAN Airlines is a member of OneWorld(TM). It has bilateral commercial agreements with American Airlines, British Airways, Iberia and Qantas, as well as Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information, visit www.lan.com or www.oneworldalliance.com .

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of November 2007 with a 49.9% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In November, TAM held a 73.2% market share among Brazilian airlines operating international flights. International operations include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany),Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), and Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. In addition, it has codeshare agreements with international airlines that allow passeng ers to travel to a wide assortment of destinations all over the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 5.0 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 07, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.